Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

New York, NY December 5, 2011

1 1 1
Caution Regarding Forward-Looking
Caution Regarding Forward-Looking
Statements and Reg G Compliance
Statements and Reg G Compliance
In this presentation, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.
Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended
December 31, 2010 and its Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011, and September 30, 2011; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC Holdings Corp. (“ITC”) shareholder approval, (2) failure of
Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing.
Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

2 2 2
Additional Information and Where to Find It
Additional Information and Where to Find It
ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”)
registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions.  ITC will also file a proxy statement with the
SEC that will be sent to the shareholders of ITC.  Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions.  ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions.
The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov.  The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA
70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from
ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377
or by calling 248-946-3000.

"...you may well expect to see an ultimate industry structure whereby the electric grid is separated, heavily regulated, treated as a natural monopoly..."
--J. Wayne Leonard, *presentation to DOE* (1996)

"Mr. Leonard also said he wants to sell [Entergy's] transmission system if it could be folded into a 'transmission company,' one genre of a company that is being considered in a restructured electric industry."
--*The Wall Street Journal* (1998)

"A transmission organization that's incentivized to maximize access will promote competitive markets and create the greatest value for consumers of electric power."
--J. Wayne Leonard, *World Energy* (1999)

"Since 1998, Entergy has supported and pursued the establishment of an independent entity to operate the Entergy transmission system."
--J. Wayne Leonard, *Letter to FERC Commissioners* (2004)

3 3

4 4 4
Transaction Overview
Announcement of Transmission Business
Announcement of Transmission Business
Divestiture and Merger with ITC
Divestiture and Merger with ITC
Transaction
Structure
•
Prior to the merger, Entergy will pursue a tax-free spin-off of its transmission business to Entergy shareholders and ITC expects to effectuate a $700M recapitalization currently anticipated to be a special dividend to ITC’s shareholders
•
Upon transaction close, Entergy shareholders will receive ITC ownership interest in a tax-free stock-for-stock merger
•
Entergy expects to receive gross cash proceeds of $1.775B from new indebtedness that will be assumed by ITC at close
•
In addition, ITC anticipates issuing approximately $700M of
unsecured debt at the holding company
ITC Shareholders
Post-Merge
•
50.1% Entergy shareholders
•
49.9% ITC shareholders
ITC Senior Manage-
ment and Board
•
Two new independent directors who have transmission industry knowledge and familiarity with Entergy’s region
•
ITC’s management team will remain intact for combined business, supplemented with key leadership personnel from Entergy’s
transmission business
Headquarters
•
Regional headquarters in Jackson, MS
Expected Closing
•
In 2013, subject to timing of approvals
Approval Process
•
Entergy retail regulatory approvals
•
Federal Energy Regulatory Commission approvals
•
ITC shareholder approval
•
Certain other approvals

5 5 5
Entergy Customers and Other Stakeholders
Entergy Customers and Other Stakeholders
to Benefit From Independent Transco
to Benefit From Independent Transco
Financial
Flexibility
and Growth
Operational
Excellence
Independent
and
Transparent
ITC Model
Increases flexibility of Entergy’s investment alternatives
Protects credit quality of Entergy and its OpCos
Supports efficient infrastructure investment
Improves access to capital for Entergy’s transmission business fully utilizes Entergy’s world-class storm restoration process
Leverages Entergy employees’ knowledge and experience and
performance
operations to ensure continued strengthening of overall grid
Brings ITC’s experience and track record of safe and reliable
Combines best operating practices of both Entergy and ITC
Provides singular focus on transmission system performance,
planning and operations
Aligns with national policy objectives to facilitate investment in regional and inter-regional transmission, advance open access initiatives and promote access to competitive energy markets

Succession
planning
Commodity prices
Transco
Vermont
Yankee
Indian Point
MISO

6 6 6
Complete independence (divestiture)
Today’s Announcement Builds on
Today’s Announcement Builds on
Key Strategic Objectives
Key Strategic Objectives
Why a Transco?
Singular focus in one critical area
–
Substantial investment
–
Technological change
--As presented 11/8/2011
Consistent with Congress and FERC direction
–
Investment needs > depreciation level
Protects / improves credit quality of Operating Companies

7 7 7
"This order benefits customers because the
transfer of transmission facilities to an
independent entity is one of the most effective
means of separating transmission interests from
generation interests and achieving independence
through a for-profit transmission company.”
--ITC Holdings Corp, 102 FERC ¶
61,182 at P 1-2 (2003)
Why This Transaction?
Why This Transaction?
Consistent with Congress and FERC Direction
Consistent with Congress and FERC Direction
Not later than 1 year after the date of
enactment of this section, the
Commission shall establish, by rule,
incentive-based (including performance-
based) rate treatments for the
transmission of electric energy in
interstate commerce by public utilities for
the purpose of benefiting consumers by
ensuring reliability and reducing the cost
of delivered power
by reducing congestion.
Energy Policy Act
of 2005
FERC Presumption
on Independence
"[B]y creating an independent stand-alone
transmission company from a vertically
integrated utility, the proposed transaction
furthers the Commission's open access and
RTO initiatives, accelerates the transition to
competitive regional bulk power markets, and
will result in significant benefits to . . .
transmission customers.”
--Trans-Elect, Inc, 98 FERC ¶
61,368 at 62,591-92 (2002)
--As presented 11/8/2011

Competition for Capital?
Environmental, smart grid, hardening grid, etc.
0.7
0.3
1.0
~$2.2T

1 Invest
2 Issue Debt
3 Increased Rate Base
4 Project Delays
5 Attrition (Capex > Depn)
6 Lower Share Price
7 Issue Equity
8 Dilution
9 Rate Case
10 Regulatory Lag
Regulatory / Operational Risk

8 8 8
Growth / Investment
Generation
Transmission
Distribution
Projected Industry Capital Investments
Over Next 20 Years
$T
Source:  Internal analysis; Bloomberg
???
Current Market Cap
Other = 0.15
Why This Transaction?
Why This Transaction?
Rising Capital Spending in the Industry . . .
Rising Capital Spending in the Industry . . .
--As presented 11/8/2011
Projected

9 9 9
Why This Transaction?
Why This Transaction?
. . . and Rising Capital for Entergy too
. . . and Rising Capital for Entergy too
Entergy Projected Transmission Capital Investment
2011E – 2014E; $M
Projected
Depreciation
Expense
0
100
200
300
400
500
600
11E 12E 13E 14E

Europe, Australia, etc established independent transmission ownership and operation as the cornerstone of market reform

10 10 10
Why This Transaction?
Why This Transaction?
Addresses Inefficient Transmission Framework
Addresses Inefficient Transmission Framework
U.S. Electric Power Transmission Grid
Transmission infrastructure
development in the U.S.
historically has been focused
primarily on connecting
load and resources
within control areas,
with little interregional or
national perspective
In contrast,…
•
More than 211,000 high voltage
transmission line miles
•
Operated by 140 control areas
(ownership is even more fragmented)
Source: FEMA
kV kV
115 115
138 138
161 161
230 230
345 345
500 500

Retail	Retail	Retail
	FERC / E-RSC	FERC	FERC
Ratemaking	Retail	Retail	FERC
Ratemaking	Retail	Retail	Retail
Ratemaking	FERC	FERC	FERC
Ratemaking	FERC	FERC	FERC

Potential Retail Regulator Interests

- Entergy Regional State Committee role
- Meaningful voice in transmission planning and cost allocation

11 11 11
Concerns about a Transco?
Concerns about a Transco?
Jurisdictional Change
Jurisdictional Change
Jurisdictional Overview – Transmission Regulation
Siting
¹
Expansion Plan
²
T-Component of Retail
Rates
¹
Retail Cost Allocation
Wholesale
Transmission Rates
Allocation Among
OpCos / T-Customers
1 Subject to applicable federal law
2 Reliability and Economics
In MISO Transco
Today

Based on current transmission rate base, a 100 bp change in transmission ROE would impact a typical monthly residential customer bill by less than 20¢

12 12 12
Concerns about a Transco?
Concerns about a Transco?
Jurisdictional Considerations
Jurisdictional Considerations
Typical Entergy Residential
Customer Monthly Bill
Base Rates
and Riders
(Non-Transmission)
Fuel
Total
Transmission
Illustrative
Transmission
ROE

13 13 13
FERC
•
Rate regulation (projected test years, with true-up adjustments) is consistent with congressional intent to incent investment
•
But authorized returns are established within . . .
the “zone of reasonableness”
Concerns about a Transco?
Concerns about a Transco?
FERC vs State ROEs
FERC vs State ROEs
Hope and Bluefield Tests
“[T]he return to the equity owner should be commensurate with returns on investments in other enterprises having corresponding risks. That return, moreover, should be sufficient to assure confidence in the financial integrity of the enterprise, so as to maintain its credit and to attract capital.”
--Fed. Power Comm’n v Hope Natural Gas Co, 320 U.S. 591, 603 (1944)
States
•
ROEs must maintain credit, attract capital, assure confidence, etc
--As presented 11/8/2011

●	●	●	●
	●		●	●
	●		●	●
			○	
			○	●
	●	●	●	●

● ○

14 14 14
Criteria FERC IPPs
Retail
Customers /
Regulators
Investors
Complete Independence
Focus —
Credit —
Change in Control — — —
Value — —
Operational Excellence
Why This Transaction?
Why This Transaction?
Meets Stakeholder Objectives
Meets Stakeholder Objectives
Transco Evaluation Criteria
Meets objectives
Does not meet objectives
Illustrative
?
?

15 15 15
Criteria Sale of
Minority
Interest
Sale of
Majority /
100%
Joint
Venture
Spin-off /
Split-off
REIT /
MLP
Structure
Forward ability
to source capital
Financial impact
on Entergy
Tax efficiency
Financial Structure
Illustrative
More Positive
Less Positive
Why This Transaction?
Why This Transaction?
Spin-Merge Best Meets Objectives
Spin-Merge Best Meets Objectives

16 16 16
The Transaction –
The Transaction –
End State
End State
•
Entergy Utility Operating
Companies comprised of:
– Generation
– Distribution
•
Entergy to repay $1.7B debt at the
Operating Companies and $0.075B
at the parent*
•
Prior to the merger, ITC
expects to effectuate a
$700M recapitalization
currently anticipated to be a
special dividend
•
Entergy shareholders to merge
spun transmission business with
ITC merger subsidiary
•
New Holdco to survive
•
Entergy shareholders to receive
50.1% of ITC
* Parent debt reduction not shown in following slides
Entergy
Shareholders
Entergy
Utility
OpCos
Entergy
Wholesale
Commodities
Entergy
Shareholders
Parent
Creditors
OpCo
Creditors
ITC
Shareholders
ITC
ITC Merger
Sub
6 Transco Subs
Mid South
TransCo LLC
(New Holdco)

Entergy Shareholders
ITC Shareholders
8
New Holdco stock
1
Notes
$0.575B
New Bond Holders
Entergy
9
Notes
$0.575B debt securities
ITC
6
Transco Subs stock
2
$0.5B
Transco Subs stock
7
New Holdco stock & $0.575B debt securities
ITC Subsidiaries
5
Repayment
$1.7B
10
Merger
OpCo Creditors
Utility OpCos
Mid South TransCo LLC (New Holdco)
Entergy T-Business
T Assets
4
$1.2B & Transco Subs stock
Entergy T Subs
3
Notes
$1.2B
Entergy T Subs
New Bond Holders
Entergy
Net Assets $3.2B
Parent Debt* 0.1B
OpCo Debt 1.7B
Equity 1.4B

17 17 17
1 Illustrative / simplified depiction of
transaction; not all steps shown.
Entergy’s non-utility business also not shown.
* Not shown
The Transaction –
The Transaction –
Structure
Structure
Illustrative
1

8
New
Holdco stock
Notes
$0.575B
6
Transco
Subs stock
Notes
$0.575B
debt securities
9
2
$0.5B
Transco
Subs stock
7
New Holdco stock
& $0.575B debt
securities
5
Repayment
$1.7B
OpCo
Creditors
Utility
OpCos
Mid South
TransCo LLC
(New Holdco)
Entergy
T Subs
T
Assets
4
$1.2B
& Transco
Subs stock
3
Notes
$1.2B
Entergy
T Subs
New Bond
Holders

Why?

- Debt will ultimately be part of ITC capitalization

- Cash will be used to pay down debt

The Transaction –
The Transaction –
Step 1: Entergy Borrows ~$0.575B
Step 1: Entergy Borrows ~$0.575B
Description – Step
Entergy borrows ~$0.575B
from capital markets
Balance Sheet Effects: $B
Assets Liab/Equity
Cash 0.6 LT Debt 0.6
Entergy Consolidated
1 Illustrative / simplified depiction of
transaction; not all steps shown.
Entergy’s non-utility business also not shown.
Illustrative; figures are rounded
Entergy
Shareholders
Entergy
New Bond
Holders
1
1
18
Illustrative
1

8
New
Holdco stock
1
Notes
$0.575B
New Bond
Holders
6
Transco
Subs stock
Notes
$0.575B
debt securities
9
7
New Holdco stock
& $0.575B debt
securities
Transco
Subs stock
Why?
- To allow Utility
OpCos to pay
down debt
(step 5)
payment
$1.7B
OpCo
Creditors
Mid South
TransCo LLC
(New Holdco)
Entergy
T Subs
T
Assets
4
$1.2B
& Transco
Subs stock
3
Notes
$1.2B
New Bond
Holders

The Transaction –
The Transaction –
Step 2: Entergy Contributes $0.5B to OpCos
Step 2: Entergy Contributes $0.5B to OpCos
Description – Step
Entergy contributes ~$0.5B
of loan proceeds to Utility
OpCos and retains
remaining ~$0.075B to pay
down parent debt
Assets Liab/Equity
Cash 0.6 LT Debt 0.6
2
Assets Liab/Equity
B Cash 0.6
Cash (0.5)
InvstU
(stock)
0.5
Illustrative
1
1 Illustrative / simplified depiction of
transaction; not all steps shown.
Entergy’s non-utility business also not shown.
Assets Liab/Equity
Cash 0.5 Equity 0.5
Illustrative; figures are rounded
Balance Sheet Effects: $B
19
2
Entergy
Shareholders
Entergy
Utility
OpCos
Entergy
T Subs
$0.5B
Entergy Parent
Entergy Consolidated
Utility OpCos

8
1
Notes
$0.575B
6
Notes
$0.575B
9
debt securities
2
7
5
Repayment
4
3

Why?

- To allow Utility OpCos to pay down debt equivalent to transmission debt capitalization

20 20 20
The Transaction –
The Transaction –
Step 3: Entergy Creates T-Subs, Debt Borrowed
Step 3: Entergy Creates T-Subs, Debt Borrowed
Entergy
Shareholders
Entergy
OpCo
Creditors
Entergy
T Subs
$1.7B
$1.2B
& Transco
Subs stock
Notes
$1.2B
Transco
Subs stock
New
Holdco stock
Description – Step
‘New’ Entergy Transco
Subs borrow ~$1.2B from
capital markets
Assets Liab/Equity
B Cash 0.6 B LT Debt 0.6
Cash 1.2 LT Debt 1.2
3
Transco
Subs stock
T
Assets
Assets Liab/Equity
Cash 1.2 LT Debt 1.2
Transco Subs
New Bond
Holders
New Holdco stock
& $0.575B debt
securities
Entergy Consolidated
Illustrative
Utility
OpCos
Mid South
TransCo LLC
(New Holdco)
Entergy
T Subs
1 Illustrative / simplified depiction of
transaction; not all steps shown.
Entergy’s non-utility business also not shown.
Illustrative; figures are rounded
$0.5B
Balance Sheet Effects: $B
1
New Bond
Holders

8
New
Holdco stock
1
Notes
$0.575B
New Bond
Holders
6
Transco
Subs stock
Notes
$0.575B
9
debt securities
2
$0.5B
7
New Holdco stock
& $0.575B debt
securities
Transco
Subs stock
5
Repayment
$1.7B
OpCo
Creditors
Why?
- To separate transmission from remaining Utility OpCo assets
3
Notes
$1.2B
New Bond
Holders

21 21 21
The Transaction –
The Transaction –
Step 4: Transco Subs Receive Assets
Step 4: Transco Subs Receive Assets
$1.2B
& Transco
Subs stock
Utility OpCos contribute
transmission assets to
newly created Transco
Subs in exchange for
Transco Subs stock and
~$1.2B cash
Description – Step
Assets Liab/Equity
B Cash 0.5
Cash 1.2
Net
Assets
(3.2)
InvstT
2.0
Assets Liab/Equity
B Cash 1.2 LT Debt 1.2
Cash (1.2) Equity 2.0
Net
Assets
3.2
4
Illustrative¹
T
Assets
(Est ~$3.2B
net balance
in 2013)
4
1 Illustrative / simplified depiction of
transaction; not all steps shown.
Entergy’s non-utility business also not shown.
Illustrative; figures are rounded
Balance Sheet Effects: $B
Entergy
Shareholders
Entergy
Utility
OpCos
Entergy
T Subs
Transco Subs
Utility OpCos

5

Entergy Shareholders
8
New Holdco stock
1
Notes
$0.575B
New Bond Holders
6
Transco Subs stock
Entergy
Notes
$0.575B
9
debt securities
2
$0.5B
7
New Holdco stock & $0.575B debt securities
Transco Subs stock
5
Repayment
$1.7B
OpCo Creditors
Utility OpCos
Mid South TransCo LLC
(New Holdco)
Entergy T Subs
4
$1.2B
3
Notes
Entergy T Subs
$1.2B
New Bond Holders

Why?

- To maintain Utility OpCo financial profile / credit metrics

Assets		Liab/Equity	
B Cash	1.8	B LT Debt	1.8
Cash	(1.7)↓	LT Debt	(1.7)↓

Utility OpCos

Assets		Liab/Equity	
B Cash	1.7	LT Debt	(1.7)↓
Cash	(1.7)↓		
Net Assets	(3.2)		
InvstT	2.0

22 22 22
The Transaction –
The Transaction –
Step 5: Utility OpCos Pay Down Debt
Step 5: Utility OpCos Pay Down Debt
Illustrative
1
Illustrative; figures are rounded
1 Illustrative / simplified depiction of
transaction; not all steps shown.
Entergy’s non-utility business also not shown.
Utility OpCos repay ~$1.7B
of outstanding debt
Description – Step
Entergy Consolidated
Balance Sheet Effects: $B

8
New
Holdco stock
1
Notes
$0.575B
New Bond
Holders
Notes
$0.575B
9
debt securities
2
$0.5B
7
New Holdco stock
& $0.575B debt
securities
Transco
Subs stock
5
Repayment
$1.7B
OpCo
Creditors
Mid South
TransCo LLC
(New Holdco)
Entergy
T Subs
T
Assets
4
$1.2B
3
Notes
$1.2B
New Bond
Holders

Why?

- To allow for creation of standalone Transco

23 23 23
The Transaction –
The Transaction –
Step 6: Entergy Receives Transco Subs Stock
Step 6: Entergy Receives Transco Subs Stock
Utility OpCos dividend
Transco Subs stock up to
Entergy parent; Entergy
investment in Utility
decreases by investment
in Transco Subs
Description – Step
Assets Liab/Equity
B InvT 2.0 B Equity 0.5
InvstT (2.0) Equity (2.0)
Assets Liab/Equity
Cash 0.1 LT Debt 0.1
InvstU (2.0)
InvstT 2.0
Illustrative
1
1 Illustrative / simplified depiction of
transaction; not all steps shown.
Entergy’s non-utility business also not shown.
Illustrative; figures are rounded
Balance Sheet Effects: $B
Transco
Subs stock
Entergy
Shareholders
Entergy
Utility
OpCos
Entergy
T Subs
6
6
Utility OpCos
Entergy Parent

8
New
Holdco stock
1
Notes
$0.575B
New Bond
Holders
6
Transco
Subs stock
Notes
$0.575B
debt securities
9
2
$0.5B
New Holdco stock
& $0.575B debt
securities
5
Repayment
$1.7B
OpCo
Creditors
Utility
OpCos
T
Assets
4
$1.2B
& Transco
Subs stock
3
Notes
$1.2B
Entergy
T Subs
New Bond
Holders

Why?

- To allow for creation of standalone Transco

24 24 24
The Transaction –
The Transaction –
Step 7: New Holdco Formed, Capitalized
Step 7: New Holdco Formed, Capitalized
Entergy forms New Holdco
and contributes 100% of
Transco Subs stock for New
Holdco stock and $0.575B
debt securities
(intercompany)
Description – Step
Assets Liab/Equity
Cash 0.1 LT Debt 0.1
B InvT 2.0
InvstT (2.0)
InvstH 1.4
SecH 0.6
Assets Liab/Equity
InvstT 2.0 LT Debt 0.6
Equity 1.4
Assets Liab/Equity
Net
Assets
3.2
LT Debt 1.2
Equity 2.0
Illustrative
1
Balance Sheet Effects: $B
Description – Step
Transco
Subs stock
Entergy
Shareholders
Entergy
Mid South
TransCo LLC
(New Holdco)
Entergy
T Subs
1 Illustrative / simplified depiction of
transaction; not all steps shown.
Entergy’s non-utility business also not shown.
7
7
New Holdco
Entergy Parent
Transco Subs

1
Notes
$0.575B
New Bond Holders
6
Transco Subs stock
Notes
$0.575B
debt securities
9
2
$0.5B
7
New Holdco stock & $0.575B debt securities
Transco Subs stock
5
Repayment
$1.7B
Utility OpCos
Why?
- To create standalone Transco
- Entergy share-holders hold two 'pieces of paper'
4
$1.2B
& Transco Subs stock
3
Notes
$1.2B
Entergy T Subs
New Bond Holders

25 25 25
The Transaction –
The Transaction –
Step 8: New Holdco Spin-off
Step 8: New Holdco Spin-off
Entergy spins-off New
Holdco to Entergy
shareholders
Description – Step
Assets Liab/Equity
Cash 0.1 LT Debt 0.1
B InvH 1.4 Equity (1.4)
InvstH (1.4)
SecH 0.6
Entergy Parent
8
Assets Liab/Equity
Net
Assets
3.2
LT Debt 1.8
Equity 1.4
New Holdco Consolidated
1 Illustrative / simplified depiction of
transaction; not all steps shown.
Entergy’s non-utility business also not shown.
Illustrative; figures are rounded
Entergy Consolidated
Balance Sheet Effects: $B
Entergy
Shareholders
8
New
Holdco stock
Mid South
TransCo LLC
(New Holdco)
Entergy
T Subs
Entergy
Assets Liab/Equity
Net
Assets
(3.2) B LT Debt 0.1
LT Debt (1.2)
SecH 0.6 Equity (1.4)
Illustrative
1

Notes
$0.575B
Notes
$0.575B
debt securities
Repayment
Why?
- Eliminate Entergy debt
- Transco properly capitalized

26 26 26
Assets Liab/Equity
Cash 0.1 B LT Debt (1.1)
B SecH 0.6 LT Debt (0.6)
SecH (0.6) Equity (1.4)
4
The Transaction –
The Transaction –
Step 9: Entergy Debt Exchange
Step 9: Entergy Debt Exchange
3
8
Entergy exchanges New
Holdco securities for
Entergy debt issued in
step 1
Description – Step
Entergy Consolidated
9
6
5
Assets Liab/Equity
Net
Assets
3.2
LT Debt 1.8
Equity 1.4
1
7
New Holdco Consolidated
1 Illustrative / simplified depiction of
transaction; not all steps shown.
Entergy’s non-utility business also not shown.
Illustrative; figures are rounded
2
Balance Sheet Effects: $B
Utility
OpCos
Entergy
T Subs
$1.2B
& Transco
Subs stock
New Bond
Holders
Notes
$1.2B
Transco
Subs stock
New
Holdco stock
Transco
Subs stock
New Holdco stock
& $0.575B debt
securities
Mid South
TransCo LLC
(New Holdco)
$0.5B
Entergy
Shareholders
Entergy
New Bond
Holders
9
OpCo
Creditors
Entergy
T Subs
T
Assets
$1.7B
Illustrative
1

2 businesses
8
New
Holdco stock
1
Notes
$0.575B
New Bond
Holders
6
Transco
Subs stock
Notes
$0.575B
debt securities
9
2
$0.5B
7
New Holdco stock
& $0.575B debt
securities
Transco
Subs stock
5
Repayment
$1.7B
OpCo
Creditors
Utility
OpCos
Why?
- To create largest
independent
transmission
company
4
$1.2B
& Transco
Subs stock
3
Notes
$1.2B
Entergy
T Subs
New Bond
Holders

27 27 27
The Transaction –
The Transaction –
Step 10:  New Holdco Merger with ITC
Step 10:  New Holdco Merger with ITC
Merger
New Holdco merges with
ITC; Entergy shareholders
receive 50.1% of ITC
outstanding stock
Description – Step
New Holdco stock
& $0.575B debt
securities
Illustrative
1
1 Illustrative / simplified depiction of
transaction; not all steps shown.
Entergy’s non-utility business also not shown.
Entergy
Shareholders
Entergy
ITC
Shareholders
ITC
ITC
Subsidiaries
Entergy
T-Business
10
10
Mid South
TransCo LLC
(New Holdco)
Entergy
T Subs

28 28
Pathway to Completion –
Pathway to Completion –
Required Approvals
Required Approvals
Jurisdiction / Authority Approval(s)
Entergy retail
regulators
(APSC, LPSC, MPSC,
PUCT, CCNO)
•
Change of control of transmission assets
•
Authorization to incur debt in some jurisdictions
FERC
•
Change of control of transmission assets
•
Establishment of new regulatory construct for new
ITC subsidiaries
•
Authorization for operating company financings
Hart-Scott-Rodino Act
(DOJ / FTC)
•
Pre-merger notification to review potential antitrust
and competition issues
IRS Private Letter
Ruling
•
Ruling regarding tax-free treatment of the distribution
of Mid South TransCo LLC (new Holdco)
ITC shareholders
•
Merger
•
Amendment to ITC Articles of Incorporation to
increase the number of authorized shares
•
Authorization for issuance of greater than 20% of
outstanding shares
Approvals Required*
*Approvals may be required in Missouri and Tennessee due to limited assets in those territories. Approval may be required in Oklahoma for ITC.

Customers /
Regulators

✓

✓

✓

Employees

Shareholders

✓

Creditors

✓

✓

Other
Independent
Power
Producers

29
After Transaction Closing –
After Transaction Closing –
Good for All Stakeholders
Good for All Stakeholders
Strong credit
Ability to attract capital
Singular focus
–
New technology
–
Throughput
–
Reliability
–
Regional congestion
Organization focus vs
professional dissonance
Complete independence
Value of transaction
29

30 30 30
After the Transaction –
After the Transaction –
Good for Entergy Shareholders
Good for Entergy Shareholders
Fair price for Entergy’s transmission business
Two stocks:  Entergy + 50.1% of ITC
–
Retains Utility net income growth proposition and
EWC option value
–
Adds ITC’s operating and development growth portfolio
Combination produces better . . .
–
Dividends (i.e., financial outlook supports current
dividend level at Entergy + share of ITC's dividend)
–
Earnings
–
Cash flow
–
Credit profile
Sources of Shareholder Value

31 31 31

32 32 32 Appendix I Appendix I Supplemental Information Supplemental Information

33 33
Entergy Long-term Financial Outlook
Entergy Long-term Financial Outlook
(Excludes Transaction)
(Excludes Transaction)
Earnings Capital Return Credit Quality
•
Utility Net Income
Growth
–
6 – 8% CAGR 2010 –
2014 (2009 base)
driven by ROE and
investments
•
EWC Adjusted EBITDA
outlook
–
Declining through
2013 inflection point
based on current
forward prices, then
growing
•
Strong liquidity and solid
credit metrics
•
Balanced capital
investment / return
program
•
Deploy up to $4 – 5B in
dividends and / or share
repurchases from 2010 –
2014 (absent other
attractive investment
opportunities)
Overarching Financial Aspiration:
Top-Quartile Total Shareholder Return

34 34 34
2011 and 2012 Earnings Guidance
2011 and 2012 Earnings Guidance
As-Reported and Operational EPS
2012E Guidance (after-tax) – Prepared Nov 2011
Utility Entergy
Wholesale
Commodities
Parent &
Other
Net $(1.30)
Net $(0.60)
Net $0.30
Net Rev
Other
Inc Tax
Depn
Other Exp
Interest
O&M
Non-Nuc
Other Inc
Other
Net Rev
O&M
Other Exp
Depn
Inc Tax
Inc Tax
Other
Interest
O&M
5.80 Midpoint
5.40 – 6.20
Range
2011E
Guidance
(Revised
¹
)
2012E
Guidance
7.40 Midpoint
7.15 – 7.65
Range
1 Revised October 2011
2012 As-Reported Guidance
excludes any potential
special items associated with
transaction expenses

Utility
2.9
3.1
EWC
0.3
0.8
Total
7.1
100%
75%
50%
25%
0%
100%
75%
50%
25%
0%
100%
75%
50%
25%
0%

35
Capital Deployment –
Capital Deployment –
Investment Above
Investment Above
Depreciation
Depreciation
Projected Capital Expenditures
2012E – 2014E; $B – Prepared Nov 2011
Preliminary
Maintenance
Capital
Preliminary
Investing
Capital
Investing Capital – Preliminary
2012E – 2014E; % of Total – Prepared Nov 2011
Utility
EWC
Portfolio Transformation
Other Generation
Transmission
Other
Dry Cask Storage / License Renewal
NYPA Value Sharing
Other (primarily Component
Replacements / Identified Repairs)
6.0
1.1
3.1
0.8
7.1
6.0
1.1